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Via EDGAR and Email

June 24, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust

DEFA14A filed May 22, 2019

DEFA14A filed May 23, 2019

Response Letters dated June 5, 2019 and June 14, 2019

File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust (the “Trust”), set forth below is our response to the additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2019, following the prior comment from the Staff by letter dated May 31, 2019 and June 6, 2019 with respect to the additional definitive soliciting material filed with the Commission on May 22 and May 23, 2019, and the response letters dated June 5, 2019 and June 14, 2019.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

1.	We believe that given the unusual circumstances surrounding the postponement of the special meeting and the “suspension” of the proxy solicitation, shareholders may be confused regarding the status of any proxies previously granted. Please inform shareholders in a disseminated disclosure document that they may revoke previously granted proxies and how they may do so. Since the Trust’s proxy contest website (trusttpl.com) remains accessible, please also clarify, if true, that the mechanism by which a shareholder may grant a proxy through the website has been disabled, and you are no longer accepting proxies at this time. We believe this disclosure document should be disseminated in the same manner as other communications regarding the postponement of the meeting, such as through press releases that were also filed on EDGAR.

Response:

We acknowledge the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

June 24, 2019

The Trust has included the following litigation and proxy solicitation update in a press release issued on June 24, 2019, which was filed on a Form 8-K on the same date:

“Litigation and Proxy Solicitation Update

The Trust notes that, notwithstanding the formation of the Conversion Exploration Committee, the Trust’s litigation in the United States District Court for the Northern District of Texas against Eric Oliver, Horizon Kinetics and certain other members of their group remains pending. In its complaint, the Trust seeks, among other things, an order to compel Mr. Oliver to issue corrective disclosure and a judgment to enjoin Mr. Oliver from running for election as a trustee until 60 days after he provides full and accurate disclosures and is thereafter found by the Trustees not to be disqualified from serving as a trustee. The proxy solicitation for election of a third trustee remains suspended until the foregoing litigation is resolved, and proxies are not being accepted at this time. Notwithstanding the foregoing, shareholders may revoke any previously-submitted proxies at any time by delivering a written notice, stating that their proxy is revoked, to the Secretary of Texas Pacific Land Trust, 1700 Pacific Avenue, Suite 2770, Dallas, TX 75201.”

2.	We refer to our comment letter dated June 6, 2019. Please describe the applicable provisions of the Trust’s governing instruments and state law (to the extent applicable) regarding the record date for the special meeting. What are the maximum and minimum time periods that may or must elapse between the record date and the date of the special meeting, if any?

Response:

We acknowledge the Staff’s comment.

Under the Trust’s governing instrument, the Declaration of Trust dated February 1, 1888, a time period of at least 15 days is required between the record date and the date of a special meeting of shareholders:

“In the event of the death, resignation or disqualification of any of the trustees a successor shall be elected at a special meeting of the certificate holders by a majority in the amount of the certificate holders present in person or by proxy at such meeting whose names shall have been registered in the books of the trustees at least fifteen days before such meeting...”

United States Securities and Exchange Commission

Division of Corporation Finance

June 24, 2019

The Declaration of Trust does not prescribe a maximum time period that may elapse between the record date and the date of the special meeting. The Staff’s comment regarding applicable state law references a legal issue that may arise in a legal proceeding in the United States District Court for the Northern District of Texas in Dallas against the Dissident Group, and therefore we are not able to fully respond to the Staff’s comment in this response letter at this time.

3.	As discussed, we have questions regarding the need to resolicit shareholders and your ability to use previously-solicited proxies under the federal proxy rules. When/if a new date for the special meeting is set, we will revisit these issues. We encourage you to consult with the staff on these matters before going out with a disclosure document addressing them. Please confirm your understanding in your response letter.

Response:

We acknowledge the Staff’s comment and confirm our understanding.

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Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett